UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

ENDO NETWORKS, INC.
________________________________________________________
(Name of Issuer)

Common Stock, $0.001 Par Value
____________________________________
(Title of Class of Securities)

29265T204
___________________________
(CUSIP Number)

Kevin K. Leung, Esq.
Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
(310) 208-1182
___________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2006
____________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 23244R 20 7

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Baowen Ren

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,597,233 (1)
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH		--

	9	SOLE DISPOSITIVE POWER

		9,597,233 (1)

	10	SHARED DISPOSITIVE POWER

		--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,597,233

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.00% (1)

14	TYPE OF REPORTING PERSON*

IN

(1)	Based on approximately 28,226,723 shares of the Company’s common stock deemed outstanding immediately following the closing of the Share Exchange transaction on October 20, 2006.

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.001 par value of Endo Networks, Inc., a Nevada corporation (the “Company” or “Endo”). The address of Endo’s principal executive office is Room 2205, Suite A, Zhengxin Bldg., No.5, Gaoxin 1st Road, Gao Xin District, Xi’an, Shaanxi Province, People’s Republic of China.

Item 2.	Identity and Background.

(a)  This Schedule 13D is being filed on behalf of Baowen Ren. The person named in this paragraph is sometimes referred to herein as the “Reporting Person”.

(b)  Mr. Ren’s business address is Room 2205, Suite A, Zhengxin Bldg., No.5, Gaoxin 1st Road, Gao Xin District, Xi’an, Shaanxi Province, People’s Republic of China.

(c)  Mr. Ren is presently the Chief Executive Officer and President of Endo and he is also the Chairman of Endo’s board of directors. The principal executive office for Mr. Ren is Room 2205, Suite A, Zhengxin Bldg., No.5, Gaoxin 1st Road, Gao Xin District, Xi’an, Shaanxi Province, People’s Republic of China.

(d)  During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Ren is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds and Other Consideration.

On October 18, 2006, Endo Networks, Inc. (the “Company” or “Endo”) executed a Share Exchange Agreement (the “Exchange Agreement”) by and among Hangson Limited, a business company incorporated under the laws of the British Virgin Islands (“Hangson”), and the stockholders of 100% of Hangson’ common stock (the “Hangson Stockholders”), on the one hand, and Endo and the majority stockholders of Endo prior to the Share Exchange (“Endo Stockholders”), on the other hand.  The closing of this transaction (the “Closing”) occurred on October 20, 2006 (the “Closing Date”).

Under the Exchange Agreement, on the Closing Date, Endo issued a total of 26,000,000 shares of the Endo’s Common Stock (the “ENDO Shares”) to the Hangson Stockholders and to Viking Partners, Inc. (“Viking”), a consultant in this transaction, in exchange for 100% of the common stock of Hangson. Additionally, immediately prior to the Closing, Peter B. Day, Endo’s former President, CEO and sole director voluntarily cancelled 715,500 (post 1-for-5 reverse split) shares of the 915,500 (post 1-for-5 reverse split) shares of the Company’s common stock that he owns; and three of Endo’s other shareholders also voluntarily cancelled a total of 438,850 (post 1 for 5 reverse split) shares of Endo’s common stock that they own. Also pursuant to the Exchange Agreement, and as approved by a majority of the Company’s shareholders, the Company split its common stock on a 1-for-5 reverse basis (the “Reverse Split”) prior to the Closing Date. Further, prior to the Closing, the Company issued an additional 669,600 shares after the Reverse Split pursuant to certain anti-dilution provisions contained in agreements the Company had with two of Endo’s consultants. After the share cancellations, the Reverse Split and the consultant anti-dilution share issuances, the Company had a total of approximately 2,226,723 shares of common stock outstanding. After the Closing, the Company had approximately 28,226,723 shares of common stock outstanding, with the Hangson Stockholders and Viking owning approximately 92.11% of the Company’s common stock, and with the balance of the Company’s common stock held by those who held the Company’s shares prior to the Share Exchange. In addition, at the Closing, Hangson paid Endo’s creditors and Viking a total of US $500,000 for services rendered, in order to satisfy certain obligations as set forth in the Exchange Agreement.

Item 4.	Purpose of Transaction.

The reporting person acquired the shares as a former holder of shares of Hangson’s issued common shares. See Item 3 of this Schedule 13D, which is hereby incorporated by reference.

In connection with the Share Exchange described above, Mr. Ren became the Company’s Chief Executive Officer and President and he was also appointed as Chairman of the Company’s board of directors.

In his capacity as Chief Executive Officer, President and Chairman of the Company’s board of directors, Mr. Ren may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

(a)  The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

(b)  The powers that the Reporting Person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

(c)  All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)  None.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3 and 4 are hereby incorporated by reference. To the best of the knowledge of the Reporting Person, except as described in Items 3 and 4 above, there are no other contracts, arrangements, understandings or relationships.

Item 7.	Materials to be Filed as Exhibits.

(1)
Exchange Agreement by and among Hangson Limited (“Hangson”), Hangson’s Stockholders, Endo Networks, Inc. (“Endo”), and Endo’s Majority Stockholders, dated October 18, 2006 (Incorporated by reference to Exhibit 10.l of Endo’s Current Report on Form 8-K filed with the SEC on October 18, 2006).

[The remainder of this page is left blank intentionally.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2006	/s/ Baowen Ren
Baowen Ren